August 11, 2011

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	H. Christopher Owings
Charles Lee
Catherine T. Brown
James Allegretto
Andrew Blume

Re:	Withdrawal of Acceleration Request of WageWorks, Inc.
Registration Statement on Form S-l (File No. 333-173709)
Form 8-A (File No. 001-35232)

Ladies and Gentlemen:

WageWorks, Inc. hereby requests that the Securities and Exchange Commission withdraw its acceleration request dated August 4, 2011.

Thank you for your assistance. If you should have any questions, please contact Mark B. Baudler of Wilson Sonsini Goodrich and Rosati, P.C., counsel to the registrant, by telephone at (650) 493-9300.

Sincerely,

WageWorks, Inc.

By:	/s/ Kimberly L. Jackson
Kimberly L. Jackson Senior Vice President, General Counsel and Corporate Secretary

Cc:	Mark B. Baudler, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.